SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                FORM 6-K

                     Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of
                   the Securities Exchange Act of 1934

                       For the month of June, 2004

                      Commission File Number 1-10928

                        INTERTAPE POLMER GROUP INC.

    110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 INTERTAPE POLYMER GROUP INC.



Date:  July 1, 2004              By:  /s/Victor DiTommaso
                                      Victor DiTommaso,
                                      Vice President Finance

Intertape Polymer US Inc., a Wholly-Owned Finance Subsidiary of Intertape Polymer Group Inc., to Offer $125 Million of Senior Subordinated Notes Due 2014


BRADENTON, Fla.--July 1, 2004--Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that its wholly-owned, newly-formed finance subsidiary, Intertape Polymer US Inc., intends to offer $125 million of senior subordinated notes due 2014 to certain institutional investors in an offering exempt from the registration requirements of the Securities Act of 1933. The notes will be guaranteed on a senior subordinated basis by Intertape Polymer Group Inc. and all of its U.S. and non-U.S.
subsidiaries.

The proceeds from the offering, together with borrowings under a new
$250 million senior secured credit facility, are expected to be used to repay an existing credit facility, redeem all three series of existing senior secured notes and pay related make-whole premiums, accrued interest and transaction fees.

The senior subordinated notes will only be sold in a Rule 144A private offering to qualified institutional buyers and in a Regulation S offering to certain non-U.S. persons in transactions outside the United States. The senior subordinated notes will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or in accordance with an applicable exemption from the registration requirements of the Securities Act of 1933. This press release shall not constitute an offer to sell or a solicitation of an offer to buy such securities. In addition, the senior subordinated notes will not be offered or sold, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, except pursuant to applicable exemptions from the registration and prospectus requirements of applicable Canadian securities laws.

Certain statements in this news release that refer to future events or other non-historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties, including those relating to whether or not Intertape Polymer US Inc. will offer the notes or consummate the offering, and relating to the anticipated terms of notes and market conditions for the offering. These forward-looking statements are based on assumptions believed by management of Intertape Polymer US Inc. to be reasonable; however, they are inherently uncertain and difficult to predict. Actual events could differ materially from the forward-looking statements.



Source:     Intertape Polymer Group Inc.
Contact:    Melbourne F. Yull
            Chairman and Chief Executive Officer
            (866) 202-4713
            itp$info@intertapeipg.com
            www.intertapepolymer.com